NEWS RELEASE Agrium plans 310,000 tonne potash expansion by 2006	05-007
Date: April 11, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it plans to proceed with a 310,000 tonne potash expansion at its Vanscoy, Saskatchewan potash mine. This would bring Agrium’s total potash capacity to 2.1 million tonnes. Construction is scheduled to begin July 2005 with the additional production available in the third quarter of 2006. Agrium is also evaluating an additional similar sized expansion to further increase mine capacity.

“We expect global supply and demand for potash to remain tight for the foreseeable future and remain committed to meeting the challenge of supplying the growing global demand for all nutrients,” said Mike Wilson, President and CEO of Agrium.

“Today’s announcement by the Saskatchewan Government providing tax relief for new potash investment has put us in a position where we can now obtain final approval for this project. The expansion will benefit the Saskatchewan economy as well as Agrium’s customers and shareholders.”

Agrium will invest approximately $65-million (U.S.) in this project, employing 70 workers during the construction phase and creating up to 23 new full-time positions once the expansion is operational.

The Saskatchewan Government announced two major changes to the provincial potash tax structure today that favorably impact the economics of the expansion projects. The first provides a 10-year tax holiday from base payments on expansions of potash mines which exceed productive capacity of 200,000 tonnes of potassium chloride (KCl) per year. The province is also providing a capital investment incentive to promote expansion of production.

Agrium is the third largest potash producer in North America. Our Vanscoy mine directly employs over 380 people. In 2004, Agrium produced 1.7 million tonnes of potash with total sales in excess of $200-million (U.S.).

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, future prices of potash, the exchange rates for U.S., and Canadian currencies, future fertilizer inventory levels, future potassium consumption in North America, future crop prices, and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.